FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KREDITANSTALT FÜR WIEDERAUFBAU

(Name of Registrant)

and

KfW INTERNATIONAL FINANCE INC.

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED

(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on
Title of Issue	registration is effective	which registered

N/A	N/A	N/A

*	The registrants file annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

ROBERT M. THOMAS, JR.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

SIGNATURES
Exhibit (g)
Exhibit (h)

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2002 (the “Annual Report”) as follows:

1.	Exhibit (d) is hereby amended by adding at the end of the section “Kreditanstalt für Wiederaufbau — General — Relationship with the Federal Republic — Understanding with the European Commission” the following sentence:

“On June 6, 2003, the Bundestag adopted the ‘Promotional Bank Restructuring Act’ which was published on August 21, 2003 and became effective on August 22, 2003. The changes described above and elsewhere in this document as being proposed by the Act have therefore become effective.”

2.	Exhibit (d) is hereby amended by replacing the penultimate paragraph of the section “Kreditanstalt für Wiederaufbau — Management” with the following sentence:

“The adopted amendments to the KfW Law provide for an enlargement of KfW’s Board of Directors by seven members to be appointed by the Bundestag.”

3.	The exhibit index is hereby amended by adding:

“(g)	Law Concerning the Kreditanstalt für Wiederaufbau, amended as of August 15, 2003

(h)	By-Laws of Kreditanstalt für Wiederaufbau, amended as of May 2, 2003”

4.	Exhibits (g) and (h) attached hereto are hereby inserted following Exhibit (f).

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrants Kreditanstalt für Wiederaufbau and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized,

KREDITANSTALT FÜR WIEDERAUFBAU

By:	/s/ Wolfgang Kroh Wolfgang Kroh Managing Director

By:	/s/ Detlef Leinberger Detlef Leinberger Managing Director

KfW INTERNATIONAL FINANCE INC.

By:	/s/ Gerhard Lewark Gerhard Lewark Vice President and Treasurer

Date: September 17, 2003

EXHIBIT INDEX

Exhibit	Description

(g)	Law Concerning the Kreditanstalt für Wiederaufbau, amended as of August 15, 2003

(h)	By-Laws of Kreditanstalt für Wiederaufbau, amended as of May 2, 2003

Exhibit (g)

Law Concerning the Kreditanstalt für Wiederaufbau

dated 5 November 1948 (WiGBl., p.123) in the version of 23 Juni 1969 (BGBl. I p. 573) as last amended by the Gesetz zur Neustrukturierung der Förderbanken des Bundes (Förderbankenneustrukturierungsgesetz) (Law on the Restructuring of Promotional Banks of the Federal Republic — Promotional Bank Restructuring Act) dated 15 August 2003 (Bundesgesetzbl. I p. 1657).

The following version of the Gesetz über die Kreditanstalt für Wiederaufbau (Law Concerning the Kreditanstalt für Wiederaufbau) dated 5 November 1948 (WiGBl. p. 123) considers

•	the Gesetz zur Änderung und Ergänzung des Gesetzes über die Kreditanstalt für Wiederaufbau (Law to Amend and Supplement the Law Concerning the Kreditanstalt für Wiederaufbau) dated 18 August 1949 (WiGBl. p. 290),

•	the Zweites Gesetz zur Änderung des Gesetzes über die Kreditanstalt für Wiederaufbau (Second Law for the Amendment of the Law Concerning the Kreditanstalt für Wiederaufbau) dated 4 December 1951 (Bundesgesetzbl. I p. 931),

•	Article 43, para. 2 No. 4 of the Gesetz über die Deutsche Bundesbank (Law Concerning the Deutsche Bundesbank) dated 26 July 1957 (Bundesgesetzbl. I p. 745),

•	the Gesetz zur Änderung des Gesetzes über die Kreditanstalt für Wiederaufbau (Law for the Amendment of the Law Concerning the Kreditanstalt für Wiederaufbau) dated 16 August 1961 (Bundesgesetzbl. I p. 1339),

•	the Gesetz zur Änderung des Gesetzes über die Kreditanstalt für Wiederaufbau (Law for the Amendment of the Law Concerning the Kreditanstalt für Wiederaufbau) dated 20 May 1969 (Bundesgesetzbl. I p. 433),

•	Article 17 of the Zuständigkeitsanpassungs-Gesetz (Law on the Adaptation of Responsibilities) dated 18 March 1975 (Bundesgesetzbl. I p. 705),

•	Article 10, para. 18 of the Bilanzrichtlinien-Gesetz (Law on the Principles of Accounting) dated 19 December 1985 (Bundesgesetzbl. I p. 2355),

•	Article 2, para. 1 of the Börsenzulassungs-Gesetz (Law Governing Admission to the Stock Exchange) dated 16 December 1986 (Bundesgesetzbl. I p. 2478),

•	Article 7 of the Bankbilanzrichtlinie-Gesetz (Law on the Principles of Accounting of Banks dated 30 November 1990 (Bundesgesetzbl. I p. 2570),

•	Article 2 of the Gesetz zur Änderung von Vorschriften über die Deutsche Bundesbank (Law on the Amendment of Provisions Concerning the Deutsche Bundesbank) dated July 8 1994 (Bundesgesetzbl. I p.1465),

•	Article 23 of the Gesetz zur weiteren Fortentwicklung des Finanzplatzes Deutschland (Drittes Finanzmarktförderungsgesetz) (Law on the Further Development of Germany as a Financial Location — Third Financial Market Promotion Law) dated March 24, 1998 (Bundesgesetzbl. I p. 529),

•	Article 7, para. 36 of the Mietrechtsreformgesetz (Law on the Reform of the Landlord and Tenant Act) dated 19 June 2001 (Bundesgesetzbl. I p. 1149),

•	Article 167 of the Siebte Zuständigkeitsanpassungs-Verordnung (Seventh Ordinance on the Adaptation of Responsibilities) dated 29 October 2001 (Bundesgesetzbl. I p. 2785),

•	Article 14 of the Gesetz zur weiteren Fortentwicklung des Finanzplatzes Deutschland (Viertes Finanzmarktförderungsgesetz) (Law on the Further Development of Germany as a Financial Location — Fourth Financial Market Promotion Law) dated 21 June 2002 (Bundesgesetzbl. I p. 2010) and

•	Article 2 of the Gesetz zur Neustrukturierung der Förderbanken des Bundes (Förderbankenneustrukturierungsgesetz) (Law on the Restructuring of Promotional Banks of the Federal Republic — Promotional Bank Restructuring Act) dated 15 August 2003 (Bundesgesetzbl. I p. 1657).

§ 1
LEGAL STATUS, DESIGNATION, SEAT AND CAPITAL

(1)	Kreditanstalt für Wiederaufbau is a public law institution and may use the designation “KfW” in business operations. It has its seat in Frankfurt (Main) and may establish a branch office in Berlin and in Bonn.

(2)	The nominal capital of the Institution amounts to three billion, seven hundred fifty million Euros. The Federal Republic participates in the nominal capital in the amount of three billion Euros, and the Länder (federal states) in the amount of seven hundred fifty million Euros.

(3)	The shares in the nominal capital must be paid in to the amount of three billion three hundred million Euros. For this purpose reserves are converted into nominal capital in favour of the Federal Republic in the amount of two billion five hundred seventy-eight million six hundred forty-four thousand nine hundred seventy-four Euros, and in favour of the Länder (federal states) in the amount of six hundred forty-four million six hundred sixty-one thousand two hundred forty-four Euros. This conversion increases the nominal capital paid in by the Federal Republic from sixty-one million three hundred fifty-five thousand and twenty-six Euros to two billion six hundred forty million Euros, and it increases the nominal capital paid in by the Länder (federal states) from fifteen million three hundred thirty-eight thousand seven hundred fifty-six Euros to six hundred sixty million Euros. The payment of the remaining four hundred fifty million Euros of the nominal capital may be ordered by the Board of Supervisory Directors of the Institution insofar as it is necessary in order to meet the Institution’s liabilities.

(4)	The amount of two billion six hundred forty million Euros paid in on the Federal Republic’s share in accordance with Paragraph 3 belongs in the amount of one billion eighty-eight million fifty-three thousand nine hundred and eight Euros to the ERP Special Fund.

(5)	Shares in the nominal capital cannot be pledged, and can be assigned only among the shareholders.

§ 1a
GUARANTEE OF THE FEDERAL REPUBLIC

The Federal Republic guarantees all obligations of the Institution in respect of loans extended to and debt securities issued by the Institution, fixed forward transactions or options entered into by the Institution and other credits extended to the Institution as well as credits extended to third parties inasmuch as they are expressly guaranteed by the Institution.

§ 2
FUNCTIONS AND BUSINESS

(1)	The Institution has the function of

1.	performing promotional tasks, in particular financings, pursuant to a state mandate in the following areas:

a)	Small and medium-sized enterprises, liberal professions and business start-ups,
b)	Risk capital,
c)	Housing,
d)	Environmental protection,
e)	Infrastructure,
f)	Technical progress and innovations,
g)	Internationally agreed promotional programmes,
h)	Development Cooperation,

i)	Other promotional areas specifically stated in laws, regulations or published guidelines on state economic policy that are assigned to the Institution by the Federal Republic or one of the Länder (federal states).

Each promotional task must be specified in a body of rules;

2.	granting loans and other forms of financing to territorial authorities and special-purpose associations under public law (öffentlich-rechtliche Zweckverbände);

3.	financing measures with purely social goals as well as for the promotion of education;

4.	granting other financings in the interest of the German and European economy. The tasks of the Institution in this area include

a)	Projects in the interest of the European Community that are co-financed by the European Investment Bank or similar European financing institutions,

b)	Export financings outside of the Member States of the European Union, of the other contracting states of the Agreement on the European Economic Area and of states with official status as candidates for accession to the European Union

aa)	on a syndicated basis or

bb)	in countries lacking sufficient financing offers.

All other financings in the interest of the German and European economy are to be carried out by a separate legal entity without public support, in which the Institution has a majority holding. The By-Laws contain more specific provisions.

(2)	The tasks stated in Paragraph 1 No. 1 lit. a and b will be performed by a promotional unit of the Institution under the designation “KfW-Mittelstandsbank”. These tasks include, in particular, advisory services as well as the implementation of promotional measures in the field of technical progress and innovations.

(3)	The Institution may carry out other operations to the extent that there is a direct relation between such operations and the performance of its function described in Paragraph 1. In this context it may in particular

1.	purchase or sell claims and securities and also incur obligations in the form of bills of exchange and promissory notes,

2.	carry out operations and take measures to manage and safeguard its financial liquidity (treasury management),

3.	carry out all operations necessary for risk management,

4.	provide to a subsidiary founded in direct connection with tasks described in Paragraph 1 No. 4 the necessary refinancing funds and other company services, both at market conditions.

It is not permitted to take deposits, to conduct current account business or to deal in securities for account of third parties.

(4)	The limitations of Paragraph 3 do not apply insofar as an operation is involved in which the Federal Republic of Germany has a state interest and which, in each case, is assigned to the Institution by the Federal Government.

§ 3
CONDUCT OF BUSINESS

(1)	In connection with the granting of financings under Article 2 Paragraph 1 No. 1 lit. a through f, credit institutions or other financing institutions must be involved; financings may be granted directly with the approval of the Board of Supervisory Directors. The financings described in Article 2 Paragraph 1 No. 1 lit. a through f are granted for the medium and long term; in exceptional cases they may be granted for the short term with the approval of the Board of Supervisory Directors. Export financings described under Article 2 Paragraph 1 No. 4 lit. b carried out outside of such countries in which, as specified in the By-Laws of May 2, 2003, there is an insufficient supply of financing funds on offer must — as specified in the By-Laws of May 2, 2003 — be carried out by the Institution in cooperation with credit institutions or other financing institutions. In carrying out its operations the Institution must respect with regard to credit institutions or financing institutions the principle of non-discrimination under European Community law.

(2)	Loans under Article 2 Paragraph 1 Nos. 1 and 4 must be directly or indirectly secured by customary banking security. Unsecured loans require the approval of the Board of Supervisory Directors.

(3)	The provisions of Paragraph 2 apply mutatis mutandis to guarantees under Article 2 Paragraph 1 Nos. 1 and 4, and the provisions of Paragraph 1 Sentence 2 also apply mutatis mutandis to guarantees under Article 2 Paragraph 1 No. 1 lit. a through f.

(4)	Financings granted for account of third parties do not require the approval of the Board of Supervisory Directors in accordance with Paragraph 1 or 2.

§ 4
PROCUREMENT OF FUNDS

(1)	For the purpose of procuring the necessary funds the Institution may in particular issue debt securities and take up loans.

(2)	The short-term liabilities of the Institution must not exceed ten percent of the medium and long-term liabilities.

(3)	The debt securities issued by the Institution in domestic currency are suitable for the investment of ward’s money.

§ 5
BODIES

(1)	The bodies of the Institution are the Board of Managing Directors and the Board of Supervisory Directors.

(2)	Unless otherwise provided in the Law, the functions and powers of the bodies are regulated in the By-Laws.

§ 6
BOARD OF MANAGING DIRECTORS

(1)	The Board of Managing Directors has at least two members. The members of the Board of Managing Directors are appointed and dismissed by the Board of Supervisory Directors.

(2)	The Board of Managing Directors is in charge of conducting the business and administering the assets of the Institution, unless stated otherwise in the Law or By-Laws. The Board of Supervisory Directors may delegate one of its members to the Board of Managing Directors. In this case said member’s rights as a member of the Board of Supervisory Directors are suspended.

(3)	The Board of Managing Directors represents the Institution in judicial proceedings and otherwise. Declarations are binding for the Institution if they are made either by two members of the Board of Managing Directors or by one member of the Board of Managing Directors jointly with an authorized representative. The By-Laws may allow declarations on behalf of the Institution to also be made by two authorized representatives.

(4)	Where a declaration has to be made towards the Institution it is sufficient when said declaration is made towards one member of the Board of Managing Directors.

(5)	The compensation of the members of the Board of Managing Directors will be contractually agreed between said members and the Institution, represented by the Board of Supervisory Directors.

§ 7
BOARD OF SUPERVISORY DIRECTORS

(1)	The Board of Supervisory Directors of the Institution consists of

1.	the Chairman and his or her Deputy; they are appointed by the Federal Government; they must be personalities with special experience in financial affairs;

2.	the Federal Minister of Finance, the Federal Minister for Foreign Affairs, the Federal Minister for Economics and Labour, the Federal Minister of Consumer Protection, Food and Agriculture, the Federal Minister of Transport, Building and Housing, the Federal Minister for Economic Cooperation and Development, and the Federal Minister for the Environment, Nature Protection and Reactor Safety; they may be represented at meetings of the Board of Supervisory Directors and its committees by their permanent deputies or by heads of department;

3.	five members appointed by the Bundesrat;

4.	seven members appointed by the Bundestag;

5.	one representative each of the mortgage banks, the savings banks, the cooperative banks, the commercial banks and a credit institution prominent in the field of industrial credit, the said representatives being appointed by the Federal Government after having heard the groups concerned;

6.	two representatives of industry and one representative each of the municipalities (associations of municipalities), agriculture, the crafts, trade and the housing industry, the said representatives being appointed by the Federal Government after consultation with the groups concerned;

7.	four representatives of the trade unions who are appointed by the Federal Government after consultation with the groups concerned.

(2)	The Federal Minister of Finance and the Federal Minister for Economics and Labour are appointed by the Federal Government on a rotating basis as Chairman and Deputy Chairman. They are appointed for a period of no more than five years; they may be reappointed.

(3)	The term of office of the other members of the Board of Supervisory Directors, with the exception of the members stated in Paragraph 1 No. 2, amounts to three years. Each year one-third of the members will retire; they may be reappointed. Further details are regulated in the By-Laws.

(4)	Unless stated otherwise, the Board of Supervisory Directors takes its decisions by a simple majority of the votes cast, with each member having one vote. In case of a tie the Chairman has the casting vote. The presence of at least one-half of the members is required for a quorum. The By-Laws may allow a decision to be taken by written vote.

(5)	It is the duty of the Board of Supervisory Directors to supervise the conduct of the Institution’s business and the administration of its assets on an ongoing basis. It may give the Board of Managing Directors general or specific instructions. In particular it may reserve the right to approve the conclusion of certain transactions or types of transactions.

(6)	Except in the cases stated in Paragraph 5 Sentences 1 and 2 and in Articles 8, 9 and 10 the Board of Supervisory Directors may revocably delegate its powers to committees. Further details are regulated in the By-Laws.

§ 7a
MITTELSTANDSRAT (SME1 ADVISORY COUNCIL)

(1)	A Mittelstandsrat (SME Advisory Council) will be established at Kreditanstalt für Wiederaufbau. It consists of the Federal Minister for Economics and Labour as Chairman, the Federal Minister of Finance as Deputy Chairman, the Special Representative of the Federal Government for “Aufbau Ost” and four additional members appointed by the Federal Ministry for Economics and Labour as well as one member each appointed by the Federal Ministry of Finance and the Federal Ministry for the Environment, Nature Protection and Reactor Safety.

(2)	The Mittelstandsrat (SME Advisory Council) specifies the state mandate of the Mittelstandsbank in accordance with Article 2 Paragraph 2. It deliberates and takes decisions on proposals for the promotion of small and medium-sized enterprises, taking into consideration the overall business planning of the Institution.

[1]	small and medium-sized enterprises

§ 8
BY-LAWS

(1)	The By-Laws of the Institution are drawn up by the Board of Managing Directors and adopted by the Board of Supervisory Directors. They must be approved by the Supervisory Authority (Article 12 Paragraph 1 Sentence 1).

(2)	The Board of Supervisory Directors may adopt amendments to the By-Laws with a majority of two-thirds of the votes cast, but not less than half of all members. Such amendments must be approved by the Supervisory Authority.

(3)	The Institution must publish the By-Laws and amendments thereto in the Bundesanzeiger (Federal Gazette).

§ 9
ANNUAL REPORT

(1)	The annual financial statements and the management report, the consolidated financial statements and the combined management report must be drawn up, audited and published in conformity with Articles 340a through 340o of the Handelsgesetzbuch (Commercial Code). The auditor will be proposed by the Board of Supervisory Directors and appointed by the Supervisory Authority in agreement with the Bundesrechnungshof (Federal Audit Office).

(2)	The Board of Supervisory Directors decides on the approval of the annual financial statements within the first six months after the end of a financial year; it must adopt the requisite measures if it does not grant its approval.

(3)	The financial year is the calendar year.

(4)	The competent authorities of the Federal Republic of Germany have the rights stated in Article 55 Paragraph 2 of the Haushaltsgrundsätzegesetz (Budget Law) and in Article 112 Paragraph 2 of the Bundeshaushaltsordnung (Federal Budget Regulations).

§ 10
NET PROFIT

(1)	There will be no distribution of profits.

(2)	The annual net profit after depreciation allowances and provisions is to be allocated to a statutory reserve, the amount of which is limited to one billion eight hundred seventy-five million Euros. Other capital and special reserves attributable to individual shareholders are to be taken into consideration for the allocation of the net profit.

(3)	The remainder of the net profit will be allocated to a special reserve.

§ 11
LEGAL STATUS

(1)	With respect to taxation, construction of buildings, accommodation and rent of buildings the Institution has the same rights as the Deutsche Bundesbank. The Institution is authorized to utilize the designations “bank” and “banking group” to refer to itself.

(2)	The provisions of the Handelsgesetzbuch (Commercial Code) regarding entry in the Handelsregister (Commercial Register) are not applicable to the Institution.

§ 12
SUPERVISION

(1)	The Federal Ministry of Finance carries out the supervision of the Institution in consultation with the Federal Ministry for Economics and Labour. The Supervisory Authority is empowered to adopt all measures necessary to keep the conduct of the Institution’s business in conformity with the laws, the By-Laws and other regulations.

(2)	Evidence of authority to represent the Institution is provided through a confirmation of the Federal Ministry of Finance carrying an official seal.

§ 12a
FINANCINGS BY A SEPARATE LEGAL ENTITY

Financings as described in Article 2 Paragraph 1 No. 4 Sentence 3 must be carried out by a separate legal entity without public support as of January 1, 2008 at the latest. Financings already agreed at such time may still be carried out by the Institution.

§ 13
DISSOLUTION

(1)	The Institution can be dissolved only by a law.

(2)	If in the event of dissolution the assets remaining after adjustment of all liabilities exceed the paid-in nominal capital, the surplus up to the sum of the statutory reserve shown upon dissolution of the Institution and the stated special reserve will first be used to compensate the losses and the expenditures which have arisen for the Federal Republic or the ERP Special Fund in connection with the Institution’s development loans or through demands made under guarantees given in respect of such loans. The remainder will be distributed in an amount up to the level of the capital reserves and the special reserves, both as shown upon dissolution of the Institution and attributable to individual shareholders, to the beneficiaries thereof. Otherwise, the assets will be distributed in proportion to the shares in the nominal capital.

§ 14
ENTRY INTO FORCE

This Law will enter into force upon promulgation.*

*	This provision relates to the coming into force of the Law in the original version of 5 November, 1948 (WiGBl., p. 123). The date of coming into force of the later amendments ensues from the Laws specified on pp. 1-2.

The text of this law is also available in German. Only the German original is legally binding.

Exhibit (h)

By-Laws of Kreditanstalt für Wiederaufbau

As amended on 19 November 1968, considering the amendments of 13 April 1973, 2 April 1974, 28 November 1977, 17 November 1987, 16 May 1988, 5 May 1995, 3 May 1996, 23 January 1998, 13 November 1998, 23 January 1998, 26 October 2000, 10 May 2001 and 2 May 2003, as resolved by the Board of Supervisory Directors and approved by the Supervisory Authority pursuant to Article 8, paragraph 2, of the Law Concerning the Kreditanstalt für Wiederaufbau.

§ 1
BOARD OF MANAGING DIRECTORS

(1)	The members of the Board of Managing Directors are appointed upon recommendation of the Legal and Administrative Committee by the Board of Supervisory Directors for a maximum term of five years; they may be reappointed or their terms of office may be extended by up to five years in each case; this requires another resolution by the Board of Supervisory Directors which may be passed no sooner than one year prior to the termination of the current term of office. The Board of Supervisory Directors may revoke the appointment of a member of the Board of Managing Directors for good cause.

(2)	The Board of Managing Directors (Article 6 of the Law) conducts the business and administers the assets of the Institution in conformity with the Law, these By-Laws and any rules for the Board of Managing Directors that the Board of Supervisory Directors may issue. The Board of Managing Directors is responsible to the Board of Supervisory Directors for duly performing its duties and for carrying out all resolutions of the Board of Supervisory Directors.

(3)	At regular intervals of no more than three months the Board of Managing Directors must report in writing to the Board of Supervisory Directors on the course of business and the financial position of the Institution. On important occasions, furthermore, the Board of Managing Directors must report in writing to the Chairman or to the Deputy Chairman of the Board of Supervisory Directors; in urgent cases an oral report is admissible but it must be followed by a written report without undue delay. The report must conform to the principles of conscientious and true accounting.

(4)	Resolutions concerning important matters must be passed by a majority of the entire Board of Managing Directors; any tie in voting is considered a rejection.

(5)	The aggregate compensation of each member of the Board of Managing Directors must be in line with his or her responsibilities and the situation of the Institution.

(6)	The members of the Board of Managing Directors may not conduct any commercial business or carry out transactions for their own or for third-party account within the Institution’s line of business without the consent of the Board of Supervisory Directors. Nor may they be a member of the Board of Managing Directors, a manager or a general partner of any other commercial company without the consent of the Board of Supervisory Directors.

(7)	The Institution may grant loans to members of the Board of Managing Directors only with the approval of the Board of Supervisory Directors. This does not apply to loans not exceeding one month’s salary.

§ 2
LIMITATION OF THE MANAGERIAL AND ADMINISTRATIVE COMPETENCE OF THE
BOARD OF MANAGING DIRECTORS

(1)	It is only with the prior consent of the Board of Supervisory Directors that the Board of Managing Directors may

1.	issue debt securities (Article 4 Paragraph 1 of the Law);

2.	take up loans in foreign countries (Article 4 Paragraph 1 of the Law);

3.	provide direct financing in promotional areas described in Article 2 Paragraph 1 No. 1 lit. a through f of the Law (Article 3 Paragraph 1 Sentence 1 Second Half-Sentence of the Law);

4.	provide indirect financing in promotional areas described in Article 2 Paragraph 1 No. 1 lit. a through f of the Law if this results in

a)	the aggregate indebtedness of one and the same ultimate borrower or of a credit institution to the Institution exceeding the amount of fifty million Euros, taking the amounts stated in lit. b into consideration,

b)	the aggregate indebtedness and/or participation of the ultimate equity recipient or equity investor to or financed by the Institution exceeding the amount of twelve million five hundred thousand Euros, unless the Board of Supervisory Directors has issued other regulations to this effect; the issuance of a guarantee by the Institution is also deemed to be equivalent to loan financing;

5.	provide financing in promotional areas described in Article 2 Paragraph 1 No. 1 lit. g through i and Nos. 2 through 4 of the Law when

a)	the aggregate indebtedness of the borrower to the Institution exceeds the amount of fifty million Euros, taking the amounts stated in lit. b into consideration,

b)	the participation in the equity recipient by the Institution exceeds the amount of twelve million five hundred thousand Euros,

unless the Board of Supervisory Directors has issued other regulations to this effect; the issuance of a guarantee by the Institution is also deemed to be equivalent to loan financing;

6.	provide short-term financings for projects in promotional areas described in Article 2 Paragraph 1 No. 1 lit. a through f of the Law (Article 3 Paragraph 1 Sentence 2 Second Half-Sentence of the Law);

7.	issue guarantees for short-term financings for projects in promotional areas described in Article 2 Paragraph 1 No. 1 lit. a through f of the Law (Article 3 Paragraph 3 of the Law);

8.	grant unsecured loans (Article 3 Paragraph 2 Sentence 2 of the Law);

9.	issue guarantees without security (Article 3 Paragraph 3 of the Law);

10.	conduct other business within the meaning of Article 2 Paragraph 3 of the Law; this does not apply to the

a)	investment of funds deriving from borrowings or the proceeds of debt securities which are not immediately needed for granting loans, as well as the investment of other available funds;

b)	taking of time deposits insofar as this is needed for preliminary or interim financing;

c)	purchase and sale of accounts receivable and fixed-interest securities;

d)	purchase and sale of the Institution’s debt securities for the purpose of maintaining their market value;

e)	purchase and sale of bills of exchange in connection with loan transactions;

f)	keeping of balances on current accounts.

(2)	In the cases listed in Paragraph 1 Nos. 3 through 9 the Credit Approval Committee (Article 9 Paragraph 3) will decide instead of the Board of Supervisory Directors on financings not exceeding one hundred million Euros, unless the latter reclaims its power of approval (Article 7 Paragraph 6 of the Law).

(3)	Should the need for speedy decision make it impossible to obtain prior approval in the cases mentioned in Paragraphs 1 and 2, subsequent authorization by the Board of Supervisory Directors (Paragraph 1) or the Credit Approval Committee (Paragraph 2) must be obtained at the earliest opportunity.

(4)	Once the Board of Supervisory Directors or the Credit Approval Committee has approved financing for a borrower or for an investor in a financing, the Board of Managing Directors need not obtain new, prior approval for increasing such financing, provided that the approved line of financing is not exceeded by more than 25 percent, unless the amount by which the line of financing is to be increased exceeds fifty million Euros.

(5)	The provisions of Paragraph 1 Nos. 3 through 9 do not apply to financings granted for account of others (Article 3 Paragraph 4 of the Law).

(6)	Measures intended to be taken by the Board of Managing Directors in important administrative matters must be approved by the Legal and Administrative Committee (Article 9 Paragraph 2); Paragraph 3 applies mutatis mutandis. Important administrative matters within the meaning of this provision include in particular the acquisition and sale of real estate needed for the Institution’s business.

(7)	a)	As of January 1, 2008 the Institution may participate in the financing of export business on a syndicated basis under Article 2 Paragraph 1 No. 4 lit. b aa in conjunction with Article 3 Paragraph 1 Sentence 3 of the Law upon the request and under the lead of one or several credit institutions or financing institutions only if the following requirements are cumulatively fulfilled:

aa)	The Institution’s financing conditions are not more favourable or less favourable for the Institution than the conditions of the other members of the syndicate;

bb)	The request and/or lead management are not made or carried out by a special credit institution (Förderinstitut) or a financing institution in which the Institution directly or indirectly

–	holds the majority of the subscribed capital or

–	holds the majority of the voting rights or

–	may appoint more than half of the members of the administrative, management or supervisory body;

cc)	the share of financing provided by special credit institutions of the financing volume does not exceed 50 percent, unless the other members of the syndicate agree to authorize a larger share for the special credit institutions of no more than 75 percent in individual cases.

b)	As of January 1, 2008 the Institution may participate in other financings of export business on a syndicated basis under Article 2 Paragraph 1 No. 4 lit. b aa in conjunction with Article 3 Paragraph 1 Sentence 3 of the Law, also on the initiative and/or under the lead of the Institution, only if the following requirements are cumulatively fulfilled:

aa)	the Institution cooperates with at least one other co-lead arranger that is neither a special credit institution nor a financing institution related to the Institution as described in lit. a bb;

bb)	the Institution’s financing conditions are not more favourable or less favourable for the Institution than the conditions of the other members of the syndicate;

cc)	the share of the financing volume provided by the Institution does not exceed 25 percent, unless the other members of the syndicate agree to authorize a larger share for the participating special credit institutions of no more than 50 percent in individual cases.

dd)	when entering into syndicate financings the Institution observes the guideline of principally cooperating with all credit institutions established in the European Union.

(8)	Under Article 2 Paragraph 1 No. 4 lit. b bb in conjunction with Article 3 Paragraph 1 Sentence 3 of the Law the Institution may provide financing alone after January 1, 2008 only if the project involves countries lacking sufficient financing offers according to the following criteria:

a)	the project involves a country in OECD country risk category 7, or

b)	the project involves a country in OECD country risk category 5 or 6 that is also in section I of the list of the Development Aid Committee of the OECD for countries receiving development aid, the financing volume is below fifty million Euros and the financing term exceeds four years.

§ 2a
BUSINESS WITH AFFILIATED BUSINESS ENTITIES

(1)	The Institution must receive remuneration in line with market conditions for refinancing funds, guarantees and other services that it provides under its legal authority to a business entity in which it holds a participation. Neither the Institution nor the

Federal Republic nor the Länder (federal states) may assume Anstaltslast (institutional liability) or unlimited liability for the liabilities of the affiliated business entity or issue a guarantee for its continuance.

(2)	The Institution must also remunerate the services of such business entities in line with market conditions.

(3)	The limitations do not apply for services related to the implementation of promotional tasks as stated in Article 2 Paragraph 1 No. 1 of the Law or of other promotional tasks assigned to the business entity by a law or on the basis of a law. Other statutory limitations remain unaffected.

§ 3
REPRESENTATION OF THE INSTITUTION

(1)	For declarations to be issued towards the Institution it is sufficient that they be made to one member of the Board of Managing Directors (Article 6 Paragraph 4 of the Law).

(2)	Generally statements by the Institution must be made in writing and are binding on the Institution when they are made jointly either by two members of the Board of Managing Directors or by one member of the Board of Managing Directors together with an authorized representative (Article 6 Paragraph 3 Sentence 2 of the Law). In the case of written declarations the signatures of two members of the Board of Managing Directors or of one member of the Board of Managing Directors and an authorized representative must be added to the name of the Institution. On specific instruction by the Board of Managing Directors

1.	documents may also be signed with binding effect by two authorized representatives,

2.	written declarations by the Institution that are generated or transmitted with the aid of automatic equipment may be made with facsimile signatures or, if supported by a corresponding note, may be issued with binding effect with two names of members of the Board of Managing Directors or authorized representatives added mechanically, and

3.	declarations by the Institution may also be made by two authorized representatives with binding effect by way of electronic transmission.

(3)	Without prejudice to the official designation of the authorized representatives and subject to any internal limitations of their power of representation, the provisions of Articles 49, 50, 52 and 54 of the Handelsgesetzbuch (Commercial Code) concerning authorized signatories and authorized officers determine mutatis mutandis the scope of their power of representation.

(4)	The names of the members of the Board of Managing Directors and of the authorized representatives whose power of representation equals that of an authorized signatory within the meaning of Article 49 of the Handelsgesetzbuch (Commercial Code) must be published in the Bundesanzeiger (Federal Gazette) without undue delay; the same applies to any change in the identity of the members of the Board of Managing Directors and of the authorized representatives concerned.

(5)	The Board of Supervisory Directors represents the Institution in legal transactions or disputes with the members of the Board of Managing Directors. Legal transactions with the Board of Managing Directors, in particular concerning the compensation paid to its members (Article 6 Paragraph 5 of the Law), are entered into by the Chairman on behalf of the Board of Supervisory Directors subject to the approval of the Legal and Administrative Committee (Article 9 Paragraph 2).

§ 4
MEMBERSHIP OF THE BOARD OF SUPERVISORY DIRECTORS

(1)	The term of office of the members of the Board of Supervisory Directors begins on January 1st.

(2)	The Chairman of the Board of Supervisory Directors must notify the member concerned and the authorities competent under Article 7 Paragraph 1 of the Law to appoint members of the Board of Supervisory Directors of the impending retirement of such member no later than October 31st of the respective year.

(3)	In case a member of the Board of Supervisory Directors retires prematurely the member replacing him or her will be appointed to serve for the remainder of the retiring member’s term of office.

(4)	The members of the Board of Supervisory Directors are bound to maintain secrecy. They must not make unauthorized use of business secrets coming to their knowledge while performing their duties. This obligation remains valid also after retirement from the Board of Supervisory Directors.

(5)	The members of the Board of Supervisory Directors receive an expense allowance the amount of which is determined by the Supervisory Authority. In addition they are paid travelling expenses and daily allowances for attending meetings of the Board of Supervisory Directors and of its committees or advisory boards.

(6)	It is only upon prior approval of the Board of Supervisory Directors that the Institution may extend credits to members of the Board of Supervisory Directors.

§ 5
DUTIES AND POWERS OF THE BOARD OF SUPERVISORY DIRECTORS

(1)	It is the duty of the Board of Supervisory Directors to supervise the conduct of the Institution’s business and the administration of its assets on an ongoing basis (Article 7 Paragraph 5 of the Law). The members of the Board of Supervisory Directors are responsible to the Institution for duly performing their duties.

(2)	The Board of Supervisory Directors may at any time request the Board of Managing Directors to report on the affairs of the Institution. An individual member may also request such a report, but only to the Board of Supervisory Directors; should the Board of Managing Directors decline to make such report the report may be requested only if the request is supported by a second member of the Board of Supervisory Directors.

§ 6
SPECIFIC POWERS OF THE BOARD OF SUPERVISORY DIRECTORS

Without prejudice to the powers arising from its general supervisory authority the Board of Supervisory Directors is competent to:

1.	pass amendments to the By-Laws (Article 8 of the Law);

2.	issue rules for the conduct of its own business and for that of the committees and advisory boards provided for in Article 9;

3.	appoint and dismiss members of the Board of Managing Directors;

4.	issue guidelines for the Institution’s loan business;

5.	allocate, with a view to performing the functions listed in Article 2 Paragraphs 1 and 2 of the Law, the funds available insofar as this appears opportune considering their volume and provided they are not earmarked otherwise;

6.	approve activities of the Board of Managing Directors pursuant to Article 2 Paragraphs 1, 2, 4 and 6;

7.	issue general or specific instructions to the Board of Managing Directors (Article 7 Paragraph 5 Sentence 2 of the Law);

8.	approve the Annual Report (Article 9 of the Law);

9.	select the auditor (auditing firm) to be proposed to the Supervisory Authority (Article 9 Paragraph 1 of the Law);

10.	designate the journals apart from the Bundesanzeiger (Federal Gazette) suitable for publishing announcements of the Institution.

§ 7
MEETINGS OF THE BOARD OF SUPERVISORY DIRECTORS

(1)	The Board of Supervisory Directors meets as often as required by the state of business at a location to be designated along with the summons. It must be called once each calendar half-year.

(2)	The meetings are called by the Chairman or, in case of his or her inability, by the Deputy Chairman; the Chairman or the Deputy Chairman may order the Board of Managing Directors to call the meeting.

(3)	A meeting must be called whenever requested by at least eight members of the Board of Supervisory Directors or by the Board of Managing Directors, with the subject of discussion stated, or if required by the Supervisory Authority.

(4)	As a rule a meeting is called by registered letter, if possible with the agenda. There must be a period of at least six days between the invitation and the date of the meeting; this requirement is deemed observed if the letter of invitation has been mailed no later than the sixth day prior to the meeting.

(5)	The members of the Board of Managing Directors attend the meetings of the Board of Supervisory Directors in an advisory capacity. The Board of Supervisory Directors may decide to call in experts and consultants.

§ 8
RESOLUTIONS OF THE BOARD OF SUPERVISORY DIRECTORS

(1)	The Board of Supervisory Directors is competent to pass resolutions if at least one-half of its members are present or, insofar as is permissible (Article 7 Paragraph 1 No. 2 of the Law), are represented. Unless provided otherwise in the Law or the By-Laws the Board of Supervisory Directors passes its resolutions by simple majority of the votes cast; in case of a tie the Chairman has the casting vote (Article 7 Paragraph 4 Sentences 1 and 2 of the Law).

(2)	In urgent cases resolutions may be passed by written or telegraphic vote. They are deemed passed as soon as affirmative written or telegraphic statements from at least one-half of the members or, insofar as is permissible (Article 7 Paragraph 1 No. 2 of the Law), from their deputies have been received by the Institution. If the Law or the By-

Laws require a majority of more than one-half of the votes cast for passing the resolution in question (Article 8 Paragraph 2 of the Law), such resolution will be deemed to have been passed as soon as the required majority of the members or, insofar as is permissible (Article 7 Paragraph 1 No. 2 of the Law), their deputies have given their approval by letter or telegram to the resolution to be passed.

(3)	Written invitations to vote must be sent by registered mail; telegraphic invitations to vote must be confirmed by registered mail without undue delay.

(4)	The results of votes by letter or telegram are announced at the next meeting of the Board of Supervisory Directors.

(5)	Minutes are taken at each meeting of the Board of Supervisory Directors and signed by the Chairman or the Deputy Chairman.

(6)	All binding declarations made by the Board of Supervisory Directors within its authority must be in writing; they must be signed by the Chairman of the Board of Supervisory Directors or, in case of his or her inability, by the Deputy Chairman.

§ 9
ESTABLISHMENT OF COMMITTEES AND ADVISORY BOARDS

(1)	For the purpose of performing the duties assigned to it the Board of Supervisory Directors may revocably set up committees from among its members and also designate their chairmen and deputy chairmen; furthermore it may authorize such committees to take final decisions on its behalf (Article 7 Paragraph 6 of the Law). Such committees are able to take decisions whenever at least one-half of their members are present in addition to the chairman or deputy chairman. Deputies for the members of the committees are appointed as required.

(2)	For the handling of legal and administrative matters a Legal and Administrative Committee is established composed of the Federal Minister of Finance (Chairman), the Federal Minister for Economics and Labour (Deputy Chairman) and five additional members, three of whom are members as defined in Article 7 Paragraph 1 No. 2 of the Law. Resolutions of this committee as stated in Article 1 Paragraph 1 and Article 3 Paragraph 5 require a majority of two-thirds of the members entitled to vote.

(3)	For the handling of credit matters a Credit Approval Committee is established composed of the Federal Minister of Finance, the Federal Minister for Economics and Labour and ten additional members, two of whom are members as defined in Article 7

Paragraph 1 No. 2 of the Law. The Chairman of the Board of Supervisory Directors takes the chair in the Credit Approval Committee. The Deputy Chairman is the Deputy Chairman of the Board of Supervisory Directors. In case of inability of both the Chairman and the Deputy Chairman of the Board of Supervisory Directors, the Credit Approval Committee may elect another member of the committee to act as chairman for a single meeting; in such a case the Credit Approval Committee, notwithstanding Paragraph 1, is able to take decisions if at least half of the committee members are present in addition to the elected Chairman.

(4)	Should additional committees be set up, they must include two members as defined in Article 7 Paragraph 1 No. 2 of the Law.

(5)	Article 8 Paragraphs 5 and 6 apply mutatis mutandis to the preparation of minutes and the issuance of binding declarations.

(6)	For the purpose of consultation the Board of Supervisory Directors is authorized to appoint advisory boards composed of experts who need not be members of the Board of Supervisory Directors.

(7)	The principal results of any committee and advisory board meetings are to be reported to the Board of Supervisory Directors at its first meeting subsequent to any such meetings.

§ 10
CONDITIONS FOR LOANS

The Institution may determine the conditions under which intermediary credit institutions pass on loans to borrowers; in particular it may stipulate that the loan funds be disbursed only in accordance with the progress of the project financed with such a loan.

§ 11
REDEMPTION OF DEBT SECURITIES

Debt securities issued by the Institution may be withdrawn from circulation by repurchasing or calling; the debt securities to be redeemed by calling must be determined by lot.

§ 12
ISSUANCE OF GUARANTEES

(1)	Pursuant to Article 2 Paragraph 1 of the Law the Institution may issue guarantees or similar commitments also for portfolios of loan obligations.

(2)	Guarantees may also be issued for loans taken out abroad in either domestic or foreign currencies.

(3)	Guarantees shall be restricted to the amount that, failing the Institution’s guarantee, could not be granted pursuant to the laws, statutes or other regulations applicable to the lender.

Only the German original text of these by-laws is legally binding.